UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerp
Belgium
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (“CMB.TECH” or the "Company"), dated August 19, 2025 announcing that Golden Ocean Group Limited (“Golden Ocean”) announced that it held a Special General Meeting of the shareholders of Golden Ocean on, August 19, 2025.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company announcing that the Company has successfully concluded the merger with Golden Ocean.

Attached hereto as Exhibit 99.3 is the unaudited pro forma condensed combined financial information of CMB.TECH illustrating the effects of the Merger between CMB.TECH and Golden Ocean.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: August 20, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer